MARVELL TECHNOLOGY GROUP LTD.

Nasdaq: MRVL

December 22, 2016

Via EDGAR

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Marvell Technology Group Ltd.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed July 21, 2016
File No. 000-30877

Dear Mr. Kuhar,

Marvell Technology Group Ltd. (collectively with its subsidiaries, “we,” “our,” the “Company” or “Marvell”) is sending this letter in response to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 8, 2016. We have reproduced each of your comments below, with our response following each comment.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, Page 39

1.	We note from your response to comment 7 that subsequent to fiscal year end 2016, you amended certain provisions of your revenue recognition policy as it relates to agreements with extended payment terms. Please revise your critical accounting policy discussion in future filings to identify and discuss any significant areas of judgment, specific uncertainties, or assumptions used when accounting for revenues related to agreements with extended payment terms.

Response: We will revise our critical accounting policy discussion in future filings to identify and discuss any significant areas of judgment, specific uncertainties, or assumptions used when accounting for revenues related to agreements with extended payment terms.

Item 9A. Controls and Procedures

Audit Committee Investigation, page 110

2.	We note your response to comment 7. Please tell us the amount of premature revenue recorded and the periods impacted.

3.	It remains unclear from your response to comment 8 how you were able to conclude in paragraph (b) that your disclosures for the periods under investigation were not misleading given your conclusion in paragraph (a) that “for certain transactions Marvell’s internal controls were not fully followed and revenue from certain pull-in and distributor transactions was recognized prematurely based on certain provisions of the revenue recognition policy in place at the time.” Please include in your response a more detailed analysis of how you reached the conclusion in paragraph (b) if you were not fully following your internal revenue recognition policies in place at the time or if you applied different revenue recognition policies for different reporting periods.

In evaluating our response to comments 2 and 3, as well as to prior comments 7 and 8, it is helpful to understand that there are two distinct matters touched on in clause (a) of the first full paragraph on page 111 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2016 (the “2016 Form 10-K”). The Audit Committee’s investigation included a review of pull-in transactions – transactions that would have, in the normal course of events and but for action by certain Marvell employees, been completed and recognized in a subsequent quarter (“Pull-In Transactions”). In the course of its investigation, the Audit Committee also identified certain transactions (the “Extended Payment Terms Transactions”) for which revenue was recognized prematurely based on certain provisions of the Company’s revenue recognition policy (the “Policy”) in effect at the time, namely, the provision of the Policy that called for deferral of revenues associated with transactions having payment terms of 90 days or more (the “Deferral Provision”). Some of the Extended Payment Terms Transactions were also Pull-In Transactions, and some were not. At the end of its investigation, the results of which were publicly announced by the Company on March 1, 2016, the Audit Committee made certain conclusions regarding those Pull-In Transactions that the Audit Committee was able to confirm had been properly recognized as revenue in the periods originally recorded. With respect to the Extended Payment Terms Transactions, additional review was determined to be necessary. That additional review was then performed and the Company concluded that, as described in its response to Comment 2 below, application of the Deferral Provision to defer revenues on the Extended Payment Terms Transactions would have been inconsistent with Generally Accepted Accounting Principles (“GAAP”) and that the Extended Payment Terms Transactions were properly recognized in the periods originally recorded. We will focus on the Extended Payment Terms Transactions in our response to comment 2 and on the Pull-In Transactions in our response to comment 3.

Response to Comment 2:

As discussed in our response to prior comment 7, the Company concluded, after undertaking a review of the Extended Payment Terms Transactions, that revenue from the Extended Payment Terms Transactions had been recognized in accordance with GAAP for the subject periods. The Company re-evaluated these transactions based on GAAP, as opposed to the Policy, and the applicable facts and a number of considerations including, but not limited to, the following:

•	the Company’s policies establishing credit limits for each customer;

•	the Company has a history of collecting under the original terms of customer agreements with similar payment terms (i.e., contract terms, including payment, are historically not renegotiated or modified subsequent to sale);

•	the Company does not have a history of granting customer refunds;

•	the Company’s historical bad debt experience has been immaterial;

•	the Company’s end-customers have no return or exchange rights; and

•	the Company does not have a history of accepting product returns or exchanges from its end-customers.

After such review, it was concluded that revenue from such transactions had been appropriately recognized in accordance with GAAP for the subject periods, and that the Deferral Provision of the Policy as then in effect was not consistent with GAAP.

The aggregate amount of revenue recognized from the Extended Payment Terms Transactions was:

(i)	approximately $46 million recorded and properly recognized in accordance with GAAP in the fourth quarter of fiscal 2015, representing approximately 5.4% and 1.3% of net revenues for the fourth quarter and fiscal year of 2015, respectively (which according to the Policy would have been recognized in Q1 of 2016), and

(ii)	approximately $17 million recorded and properly recognized in accordance with GAAP in the first quarter of fiscal 2016, representing approximately 2.4% and 0.63% of net revenues for the first quarter and fiscal year of 2016, respectively (which according to the Policy would have been recognized in Q2 of fiscal 2016).

In a telephone discussion with the Staff, you asked whether recognition of the revenue from the Extended Payment Terms Transactions in accordance with GAAP, notwithstanding the Company’s Deferral Provision, created an inconsistency with revenue recognition in the other periods of fiscal 2015 and fiscal 2016. In the course of its review of the Extended Payment Terms Transactions, the Company considered its application of the Policy in the other periods of fiscal 2015 and fiscal 2016, and did not identify more than a de minimus amount of transactions in those periods in which the Company had deferred revenue as a result of the application of the Deferral Provision of the Policy. Accordingly, the Company does not believe that its revenue recognition practice related to Extended Payment Terms Transactions resulted in an inconsistency in revenue recognition in the other periods.

In a telephone discussion with the Staff, you also asked us whether the recognition of the revenue from the Extended Payment Terms Transactions in accordance with GAAP, notwithstanding the fact that the revenue was recognized prematurely based on the Deferral Provision of the Policy as then in effect, was inconsistent with prior disclosures related to the Company’s revenue recognition as set forth in its Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “2015 Form 10-K”). The Company disclosed in its critical accounting policies and estimates section and in Note 1 to the Consolidated Financial Statements that it recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured. The Company has not described in detail in its public filings the terms of the Policy relating to extended payment terms. For the reasons discussed above, it was concluded that, notwithstanding the extensions granted in the Extended Payment Terms Transactions, the related fees were fixed and determinable and collection was reasonably assured. Therefore, the Company concluded that the recognition of the revenue from the Extended Payment Terms Transactions in accordance with GAAP is consistent with prior disclosures made by the Company regarding its revenue recognition policies.

Response to Comment 3:

With respect to the Pull-In Transactions, and as noted above, the Audit Committee completed its investigation and the Company announced the Audit Committee’s conclusions on March 1, 2016. Upon completion of its investigation at that time, the Audit Committee concluded that the revenue from the Pull-In Transactions and any related incentives had been properly recognized and accounted for in accordance with both GAAP and Company policy, with the exception of (i) those Pull-In Transactions that were identified as Extended Payment Terms Transactions (for which additional review was required) and (ii) certain amounts of free parts given as incentives in connection with Pull-In Transactions, which amounts were immaterial to all periods presented. The conclusion as described in clause (b) related only to revenue properly including Pull-In Transactions. In other words, the Audit Committee’s conclusion described in clause (b) was with respect to revenue other than the transactions identified in clauses (i) and (ii) immediately above.

The Audit Committee’s conclusion in clause (b) regarding the Company’s public disclosures not being misleading took into account the total mix of information available to investors during the relevant periods, including the Company’s disclosure of trends regarding declining demand beginning in the 2015 Form 10-K, the quarterly forward-looking guidance for the quarters reviewed, and the amount of Pull-In Transactions during the subject periods.

Please do not hesitate to call the undersigned at (408) 222-0501 if you have any further questions.

Sincerely,

/s/ Mitchell Gaynor

Marvell Technology Group Ltd.

EVP, Chief Legal Officer and Secretary

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